Exhibit 3.10

GEORGIA PCS LEASING, LLC

OPERATING AGREEMENT

This Operating Agreement (the “Agreement”) of Georgia Leasing, LLC, a Georgia limited liability company (the “Company”) is adopted as of March 8, 2002 by Georgia PCS Management, L.L.C., a Georgia limited liability company (the “Member”), as sole member of the Company.

WITNESSETH

WHEREAS, the Company was formed under the Georgia Limited Liability Company Act (the “Act”) pursuant to a Certificate of Organization filed in the office of the Secretary of State of the State of Georgia on March 5, 1999; and

WHEREAS, the Member wishes to enter into this Operating Agreement to provide for the management of the Company by the Member.

NOW THEREFORE, the Member hereby agrees as follows:

1. Organization and Management. This Agreement is the limited liability company agreement of the Company. The Company shall be governed by the Act and this Agreement. The Company shall be managed by its sole Member and any action that may be taken by the Company under the Act may be taken on the Company’s behalf by its Member.

2. Capital Contributions. The Member shall make such capital contributions to the Company as it may determine.

3. Transferability. The interests of the Member in the Company shall be transferable.

4. Dissolution. The Company shall be dissolved upon the bankruptcy, dissolution, withdrawal or removal of the Member but shall not dissolve upon the transfer of the interest of the Member unless otherwise determined by the new Member.

IN WITNESS WHEREOF, the Member has hereunto set its hand as of the date and year first above written.

MEMBER

GEORGIA PCS MANAGEMENT, LLC.
By: LOUISIANA UNWIRED, LLC,
a Louisiana limited liability company, its sole member

By:	/s/ Robert W. Piper
Name:	Robert W. Piper
Title:	Manager